SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)


                          Cycle Country Accessories Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   232984104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   David Grin
                                    Director
                            Laurus Master Fund, Ltd.
                          825 Third Avenue, 14th Floor

                              New York, NY 10022
                          Telephone: (212) 541-5800

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 22, 2004
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------------------------------------------------------------------------

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Page 2

CUSIP No. 232984104          13D

1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      98-0337673

      Laurus Master Fund, Ltd.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a)   |_|

      (b)   |_|

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands

                          7  SOLE VOTING POWER:  458,906
   NUMBER OF SHARES

     BENEFICIALLY         8  SHARED VOTING POWER:
       OWNED BY

         EACH             9  SOLE DISPOSITIVE POWER:  458,906
      REPORTING

     PERSON WITH         10   SHARED DISPOSITIVE POWER


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

      458,906


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.00%


14    TYPE OF REPORTING PERSON:* CO


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Page 3


Item 1. Security and Issuer.

        The Amendment No. 1 to the Statement on Schedule 13D filed with the U.S. Securities Exchange Commission on June 30, 2004 is filed with respect to the Common Stock of Cycle Country Accessories Corp. The principal executive offices of the Cycle Country Accessories Corp. are located at P.O. Box 239, 2188 Highway 86, Milford, Iowa 51351.

Item 2. Identity and Background

        No Change

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Page 4

Item 3. Source and Amount of Funds or Other Consideration.

        No Change

Item 4. Purpose of the Transaction

        No Change

Item 5. Interests in Securities of the Issuer.

      (a)   Number of Shares Beneficially Owned: 458,906 shares

            Right to Acquire: 40,000 shares (included in amount beneficially owned set forth above)

            Percent of Class: 11.00% (based upon 4,171,000 shares of common stock outstanding).

      (b)   Sole Power to Vote, Direct the Vote of, or Dispose of Shares:
            458,906 shares

            Shared Power to Vote, Direct the Vote of, or Dispose of Shares: None

      (c)   Recent Transactions:

            The Reporting Person sold on the American Stock Exchange the following shares of Common Stock of the Issuer on the following dates in the following amounts and received the following proceeds from such sale:

            Date Sold       Amount of     Proceeds received
                            shares sold  from sale of shares    Price per Share

            6/8/2004           1,801         $  9,394.84           $  5.22
            6/9/2004          10,600         $ 54,204.44           $  5.11
            6/10/2004          6,900         $ 36,429.44           $  5.28
            6/16/2004         10,600         $ 55,777.44           $  5.26
            6/17/2004          1,900         $  9,977.09           $  5.25
            6/22/2004          5,400         $ 28,485.44           $  5.28
            6/28/2004         50,100         $252,504.00           $  5.04
            6/29/2004          4,500         $ 22,500.00           $  5.00


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Page 5

            On June 2, 2004, the Reporting Person converted $117,900 of its preferred stock investment in a subsidiary of the issuer into 30,000 shares of Common Stock of the Issuer, which investment was initially made pursuant to the Securities Purchase Agreement and the Related Agreements referred to below.

            On June 22, 2004, the Reporting Person agreed with the Issuer (notwithstanding the terms of prior agreements limiting the Reporting Person's right to own no more than 4.99% of the issued and outstanding Common Stock of the Issuer) to convert into 478,906 shares of Common Stock of the Issuer $1,879,350 of its preferred stock investment in a subsidiary of the Issuer made pursuant to a Securities Purchase Agreement, dated as of June 9, 2003, between the Issuer and the Reporting Person (as amended, modified or supplemented from time to time, the "Securities Purchase Agreement"), and certain related agreements referred to, or entered into in connection with, the Securities Purchase Agreement (such related agreements, as amended, modified or supplemented from time to time, the "Related Agreements"). Each of the Securities Purchase Agreement and the Related Agreements are included as Exhibits hereto.

      (d)   Rights with Respect to Dividends or Sales Proceeds: N/A

      (e)   Date of Cessation of Five Percent Beneficial Ownership: N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No Change


Item  7. Material to Be Filed as Exhibits.

         No Change


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 1, 2004.

                                          Laurus Master Fund, Ltd.

                                          By: /s/ David Grin
                                              David Grin
                                              Director


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Page 6

                                   APPENDIX A


No Change







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                                 EXHIBIT INDEX


No Change